                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D
                                (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           ROSELAND OIL AND GAS INC.
                               (Name of Issuer)


                                 Common Stock
                           par value $0.05 per share
                        (Title of Class of Securities)

                                   777429200
                                (CUSIP Number)

                               Calvin Wallen III
                            Tauren Exploration Inc.
                       1720 Northwest Highway, Suite 320
                             Garland, Texas 75041
                                 972/681-8047
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               December 10, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/.

-----------------------------------------------------
CUSIP NO.   777429200
(COMMON STOCK)
-----------------------------------------------------

-------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1       Calvin Wallen III

-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                    (b) /X/
-------------------------------------------------------------------------------
   3       SEC USE ONLY
-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC (See Item 3)
-------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                       / /
-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION
               Texas
-------------------------------------------------------------------------------
          NUMBER OF         7   SOLE VOTING POWER   (See Item 5)
           SHARES                         9,500,000
        BENEFICIALLY                      ---------
          OWNED BY          8   SHARED VOTING POWER (See Item 5)
            EACH                          9,500,000
          REPORTING                       ---------
           PERSON           9   SOLE DISPOSITIVE POWER (See item 5)
            WITH                          9,500,000
                                          ---------
                           10   SHARED DISPOSITIVE POWER (See Item 5)
                                          9,500,000
                                          ---------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)

            9,500,000
            ---------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
           (See Item 5)                                    / /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           54.2%   (See Item 5)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
             IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------
CUSIP NO.   777429200
(COMMON STOCK)
--------------------------------

-------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1       Earthstock Resources, Inc.

-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                    (b) /X/
-------------------------------------------------------------------------------
   3       SEC USE ONLY
-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC (See Item 3)
-------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                       / /
-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Texas
-------------------------------------------------------------------------------
          NUMBER OF       7   SOLE VOTING POWER   (See Item 5)
           SHARES                      2,500,000
        BENEFICIALLY                   ---------
          OWNED BY        8   SHARED VOTING POWER (See Item 5)
            EACH                       2,500,000
          REPORTING                    ---------
           PERSON         9   SOLE DISPOSITIVE POWER (See item 5)
            WITH                       2,500,000
                                       ---------
                         10   SHARED DISPOSITIVE POWER (See Item 5)
                                       2,500,000
                                       ---------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)

            2,500,000
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
           (See Item 5)                                    / /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           14.3%   (See Item 5)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
             CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------
CUSIP NO.   777429200
(COMMON STOCK)
--------------------------------

-------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1 William Bruggeman and Ruth Bruggeman, Joint Tenants with Rights of Survivorship

-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                    (b) /X/
-------------------------------------------------------------------------------
   3       SEC USE ONLY
-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC (See Item 3)
-------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                       / /
-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Minnesota
-------------------------------------------------------------------------------
          NUMBER OF         7  SOLE VOTING POWER   (See Item 5)
           SHARES                    3,429,694
        BENEFICIALLY                 ---------
          OWNED BY          8  SHARED VOTING POWER (See Item 5)
            EACH                     3,749,694
          REPORTING                  ---------
           PERSON           9  SOLE DISPOSITIVE POWER (See item 5)
            WITH                     3,429,694
                                     ---------
                           10  SHARED DISPOSITIVE POWER (See Item 5)
                                     3,749,694
                                     ---------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)

            3,749,694
            ---------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
           (See Item 5)                                    / /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           21.4%   (See Item 5)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------
CUSIP NO.   777429200
(COMMON STOCK)
--------------------------------

-------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1       Diversified Dynamics, Inc.

-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                    (b) /X/
-------------------------------------------------------------------------------
   3       SEC USE ONLY
-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           WC (See Item 3)
-------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                       / /
-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Minnesota
-------------------------------------------------------------------------------
          NUMBER OF         7  SOLE VOTING POWER   (See Item 5)
           SHARES                     500,000
        BENEFICIALLY                  -------
          OWNED BY          8  SHARED VOTING POWER (See Item 5)
            EACH                      500,000
          REPORTING                   -------
           PERSON           9  SOLE DISPOSITIVE POWER (See item 5)
            WITH                      500,000
                                      -------
                           10  SHARED DISPOSITIVE POWER (See Item 5)
                                      500,000
                                      -------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)

            500,000
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
           (See Item 5)                                    / /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           2.9%  (See Item 5)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
             CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

The title of the class of equity securities to which this Statement relates is the Common Stock, par value $.05 per share (the " Common Stock"), of Roseland Oil and Gas Inc., an Oklahoma corporation (the "Company").

The principal executive offices of the Company are located at 1724 East 15th Street, Tulsa, Oklahoma 74104.

Item 2.  Identity and Background.

The Reporting Persons. This Statement is being filed by Calvin Wallen III, a resident of Texas ("Wallen"), Earthstock Resources, Inc., a Texas corporation ("Earthstock"), William Bruggeman and Ruth Bruggeman, joint tenants with rights of survivorship ("Bruggemans"), and Diversified Dynamics, Inc. ("Diversified") (each, a "Reporting Person"). Wallen owns all of the issued and outstanding shares of stock of Earthstock, and the Bruggemans own a controlling interest in the issued and outstanding shares of stock of Diversified. The address of the principal businesses and the principal offices of each of Wallen and Earthstock are 1720 Northwest Highway, Suite 320, Garland, Texas 75041. The address of the principal businesses and the principal offices of each of Bruggeman and Diversified are 1681 94th Lane, NE, Blaine, Minnesota 55449.

Wallen is the President of Tauren Exploration, Inc., an independent oil and gas exploration company based in Garland, Texas. Earthstock is a newly formed corporation formed for the purpose of holding the shares of the Company's Common Stock and for other investments. The Bruggemans are primarily involved in investment activities. Diversified is involved in production of manufacturing and industrial equipment.

Wallen and the Bruggemans are citizens of the United States of America.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Directors and Executive Officers of the Reporting Persons. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Earthstock are set forth in Schedule I hereto.

To the best knowledge of each Reporting Person, during the last five years, none of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the Stock Purchase Agreement dated as of December 10, 1997, by and among between the Company, the Reporting Persons and William and Ruth Bruggeman (the "Bruggemans") and Diversified Dynamics, Inc. ("Diversified", and together with the Bruggemans and the Reporting Persons, the "Buyers"),
(i) Wallen acquired 7,000,000 shares of Common Stock, (ii) Earthstock acquired 2,500,000 shares of Common Stock, (iii) the Bruggemans acquired 2,500,000 shares of Common Stock, and (iv) Diversified acquired 500,000 shares of Common Stock. In exchange for the shares, the Buyers contributed to the Company the interests in the oil and gas properties owned by the Buyers and listed on Annex D to the Agreement, as well as the Buyers' entire interest in any contracts, leases, records and insurance policies affecting such interests (the "Consideration"). The amount of the Consideration was the result of an agreed negotiation between the Buyers and the Company. Prior to the negotiation and execution of the Agreement, there were no material relationships between the Company or any affiliates, officers or directors of the Company, on the one hand, and any of the Reporting Persons, or any affiliates, officers or directors of any of the Reporting Persons, on the other hand. The Consideration was working capital of the Buyers.

Item 4.  Purpose of Transaction.

Reference is made to the discussion in Item 3 hereof, which is incorporated herein by reference.

The Reporting Persons have no plan, as of the date hereof, to dispose of shares of Common Stock. However, they may in the future dispose of shares of Common Stock in the market, in privately negotiated transactions, in underwritten offerings or otherwise. In addition, while they have, as of the date hereof, no plan to do so, the Reporting Persons reserve the right to acquire additional shares of Common Stock, through market purchases, in privately negotiated transactions or otherwise.

Under the Company's Articles of Incorporation, the Reporting Persons, as the record holder of a majority of the outstanding shares of Common Stock, may be able to elect a majority of the Company's Board of Directors, which is currently comprised of five directors. In connection with the Stock Purchase Agreement, Calvin Wallen III, Rob Lindermanis and Stacey Hacker were appointed to the Company's Board of Directors, and Joseph T. Howard, Robert Anderson and John W. Peterson resigned as directors and/or executive officers of the Company.

Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of Common Stock, or may dispose of all or a portion of the Common Stock which the Reporting Persons now own or hereafter may acquire. Except as set forth in the preceding sentence with respect to the directors and executive officers of the Company, the Reporting Persons as stockholders of the Company have no present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, a sale or transfer of a material amount of the Company's assets, a change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, any material change in the present capitalization or dividend policy of the Company, any other material change in the Company's business or corporate structure, changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person or causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities becoming eligible for termination of registration pursuant to Section
12 (g)(4) of the Securities Exchange Act of 1934 or any action similar to any of the foregoing.

Item 5.  Interest in Securities of the Issuer.

(a) As of the close of business on December 10, 1997, Wallen beneficially owned an aggregate of 9,500,000 shares of the Company's Common Stock (including the 2,500,000 shares owned by Earthstock), Earthstock beneficially owned 2,500,000 shares of the Company's Common Stock, the Bruggemans beneficially owned an aggregate of 3,659,694 shares of the Company's Common Stock (including 2,500,000 shares acquired by the Bruggemans pursuant to the Agreement, 500,000 shares owned by Diversified, and 429,694 shares owned by Mr. Bruggeman and 320,000 shares owned by relatives of the Bruggemans prior to the date of the Agreement), and Diversified beneficially owned 500,000 shares of the Company's Common Stock. Based on information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (the "Form 10-K"), Wallen beneficially owned an aggregate of 54.2% of the outstanding shares of the Company's Common Stock, Earthstock beneficially owned 14.3% of the outstanding shares of the Company's Common Stock, the Bruggemans beneficially owned an aggregate of 21.4% of the outstanding shares of the Company's Common Stock, and Diversified beneficially owned 2.9% of the outstanding shares of the Company's Common Stock.

Wallen owns 100% of the outstanding capital stock of Earthstock. In addition, Wallen holds certain positions with Earthstock as described in Schedule I. The Bruggemans own a controlling interest in the outstanding capital stock of Diversified. In addition, the Bruggemans hold certain positions with Diversified as described in Schedule I.

Pursuant to Rule 13(d)(5)(b)(1) of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Exchange Act"), Wallen and Earthstock (the "Wallen Group") may, by virtue of Wallen's ownership of 100% of the outstanding shares of Earthstock's common stock, be deemed to comprise a "group", and the Bruggemans and Diversified (the "Bruggeman Group") may, by virtue of the Bruggemans' ownership of 100% of the outstanding shares of Diversified's common stock, be deemed to comprise a "group". Based on information set forth in the Form 10-K, immediately after consummation of the Stock Purchase Agreement, the Wallen Group, if deemed to constitute a "group", would be deemed, pursuant to Rule 13(d)(5)(b)(1) under the Exchange Act, to beneficially own an aggregate of 9,500,000 shares of the Company's Common Stock, representing approximately 54.2% of the total number of shares of the Company's Common Stock outstanding as of such time. Based on information set forth in the Form 10-K, immediately after consummation of the Stock Purchase Agreement, the Bruggeman Group, if deemed to constitute a "group", would be deemed, pursuant to Rule 13(d)(5)(b)(1) under the Exchange Act, to beneficially own an aggregate of 3,749,694 shares of the Company's Common Stock, representing approximately 21.4% of the total number of shares of the Company's Common Stock outstanding as of such time.

(b) By virtue of Wallen's 100% ownership interest in Earthstock, Wallen has the power to cause Earthstock to vote, and to dispose or direct the disposition of, such shares of Common Stock at the times and in the manner determined by Wallen. By virtue of the Bruggeman' controlling ownership interest in Diversified, the Bruggemans have the power to cause Diversified to vote, and to dispose or direct the disposition of, such shares of Common Stock at the times and in the manner determined by the Bruggemans.

 (c) Except as described above under Item 3 and in this Item 5, none of the Reporting Persons, nor, to the best knowledge of each Reporting Person, any of its directors or executive officers, has effected any transaction in shares of Common Stock during the past 60 days.

 (d) None.

 (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Stock Purchase Agreement, a copy of which is filed as an Exhibit to the Company's Current Report on Form 8-K, the Buyers purchased the shares of Common Stock set forth therein, three of the Company's directors and executive officers resigned their positions, and Mr. Wallen, Rob Lindermanis and Stacey Hacker were appointed to the Company's Board of Directors.

Except as described in this Statement, none of the Reporting Persons nor, to the best knowledge of any Reporting Person, any of its directors or executive officers has any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

N/A

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF EARTHSTOCK RESOURCES, INC.

The names, business addresses and present principal occupation or employment of the directors and executive officers of Earthstock Resources, Inc. are set forth below. All of the persons listed below are citizens of the United States.

                                   DIRECTORS
                (INCLUDING EXECUTIVE OFFICERS WHO ARE DIRECTORS)

Name                          Present Principal
                          Occupation or Employment
                          ------------------------

Calvin Wallen           President & Director
                        Chairman, CEO & President
                        Tauren Exploration, Inc.
                        1720 Northwest Highway, Suite 320
                        Garland, Texas  75041


DIRECTORS AND EXECUTIVE OFFICERS OF DIVERSIFIED DYNAMICS, INC.

The names, business addresses and present principal occupation or employment of the directors and executive officers of Diversified Dynamics, Inc. are set forth below. All of the persons listed below are citizens of the United States.

                                   DIRECTORS
                (INCLUDING EXECUTIVE OFFICERS WHO ARE DIRECTORS)

Name                         Present Principal
                         Occupation or Employment
                         ------------------------

William Bruggeman       CEO and Director
                        Diversified Dynamics, Inc.
                        1681 94th Lane, NE
                        Blaine, Minnesota  55449

Ruth Bruggeman          Director
                        Diversified Dynamics, Inc.
                        1681 94th Lane, NE
                        Blaine, Minnesota  55449

Tom Bruggeman           Director
                        Diversified Dynamics, Inc.
                        1681 94th Lane, NE
                        Blaine, Minnesota  55449

Steve Bruggeman         Director
                        Diversified Dynamics, Inc.
                        1681 94th Lane, NE
                        Blaine, Minnesota  55449

Diane Erickson          Director
                        Diversified Dynamics, Inc.
                        1681 94th Lane, NE
                        Blaine, Minnesota  55449

                             JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the stock of Roseland Oil and Gas Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated:  December 23, 1997


CALVIN WALLEN III

/s/ Calvin Wallen III
-----------------------------
Calvin Wallen III


EARTHSTOCK RESOURCES, INC.

By: /s/ Calvin Wallen III
-----------------------------
Name:  Calvin Wallen III
Title: President


WILLIAM BRUGGEMAN

/s/ William Bruggeman
-----------------------------
William Bruggeman


RUTH BRUGGEMAN

/s/ Ruth Bruggeman
-----------------------------
Ruth Bruggeman


DIVERSIFIED DYNAMICS, INC.

By: /s/ William Bruggeman
-----------------------------
William Bruggeman
Title:  President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CALVIN WALLEN III

/s/ Calvin Wallen III
-----------------------------
Calvin Wallen III


EARTHSTOCK RESOURCES, INC.

By: /s/ Calvin Wallen III
-----------------------------
    Calvin Wallen III,
    President


WILLIAM BRUGGEMAN

/s/ William Bruggeman
-----------------------------
William Bruggeman


RUTH BRUGGEMAN

/s/ Ruth Bruggeman
-----------------------------
Ruth Bruggeman


DIVERSIFIED DYNAMICS, INC.

By: /s/ William Bruggeman
-----------------------------
William Bruggeman
Title:  President



DATE:  December 23, 1997